Exhibit 99.1

RAWRR INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

RAWRR INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Board of Directors and Stockholders of

Rawrr Inc.

Opinions on the Financial Statements

We have audited the accompanying balance sheet of Rawrr Inc. (the “Company”) as of December 31, 2025, and the related statement of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flow for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flow for each of the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Company’s financial statements. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. We did not identify any critical audit matters during the current period audit.

/s/ ARK Pro CPA & Co
ARK Pro CPA & Co PCAOB Firm ID: 3299

We have served as the Company’s auditor since 2025.

Hong Kong, China

September 25, 2026

RAWRR INC.

BALANCE SHEET

AS OF DECEMBER 31, 2025

December 31, 2025

CURRENT ASSETS
Cash and cash equivalents	$677,435
Accounts receivable (net of allowance for doubtful accounts of $94,919 as of December 31, 2025)	252,397
Inventories	4,369,363
Other receivables	49,155
Prepayments and prepaid expense	6,000
TOTAL CURRENT ASSETS	5,354,350

NON-CURRENT ASSETS
Property, plant and equipment, net	22,004
Operating lease right-of-use assets, net	37,288
TOTAL NON-CURRENT ASSETS	59,292
TOTAL ASSETS	$5,413,642
CURRENT LIABILITIES
Accounts payable	$3,698,806
Other payables and accrued expenses	606,041
Short-term loans	949,910
Income tax payable	28,698
Amount due to a related party	8,000
Operating lease liabilities, current	37,288
TOTAL CURRENT LIABILITIES	5,328,743

NON-CURRENT LIABILITIES
Long-term loans	1,000,000
TOTAL NON-CURRENT LIABILITIES	1,000,000
TOTAL LIABILITIES	6,328,743

STOCKHOLDERS’ DEFICIT
Common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and outstanding as of December 31, 2025	1,000
Additional paid-in capital	1,200,000
Accumulated deficit	(2,116,101)
TOTAL STOCKHOLDERS’ DEFICIT	(915,101)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$5,413,642

See notes to financial statements.

RAWRR INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

Year Ended December 31, 2025
REVENUES, NET	$15,656,224

COST OF GOODS SOLD	(11,346,212)
GROSS PROFIT	4,310,012

OPERATING EXPENSE:
Selling and marketing	(1,620,806)
General and administrative	(2,773,097)
TOTAL OPERATING EXPENSE	(4,393,903)
LOSS FROM OPERATIONS	(83,891)

OTHER INCOME (EXPENSE):
Interest expense	(95,600)
Other income	574,649
TOTAL OTHER INCOME, NET	479,049

INCOME BEFORE INCOME TAXES	395,158

INCOME TAX EXPENSE	(28,698)
NET INCOME	366,460

BASIC AND DILUTED WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING	10,000,000
NET INCOME PER SHARE – BASIC AND DILUTED	$0.04

See notes to financial statements.

RAWRR INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2025

	Number of Outstanding Shares	Common stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE AS OF DECEMBER 31, 2024	10,000,000	$1,000	$1,200,000	$(2,482,561)	$(1,281,561)

Net income	-	-	-	366,460	366,460
BALANCE AS OF DECEMBER 31, 2025	10,000,000	$1,000	$1,200,000	$(2,116,101)	$(915,101)

See notes to financial statements.

RAWRR INC.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$366,460
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	13,122
Non-cash lease expense	42,000
Provision of allowance for doubtful accounts	(29,680)

Changes in operating assets and liabilities:

Accounts receivable	(29,357)
Inventories	(2,438,644)
Other receivables	38,079
Prepayments and prepaid expenses	71,879

Increase (Decrease) In:
Accounts payable	1,772,452
Other payables and accrued liabilities	377,813
Amount due to a related party	8,000
Income tax payable	28,698
Lease liability	(42,000)
Net cash provided by operating activities	$178,822
NET INCREASE IN CASH AND CASH EQUIVALENTS	$178,822
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$498,613

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$677,435

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$45,600

See notes to financial statements.

RAWRR INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

Rawrr Inc. (“Rawrr” or the “Company”) was incorporated under the laws of the state of California on August 19, 2020. Rawrr operates as a specialized new energy technology enterprise focused on the research, development, design, and global distribution of high-performance electric off-road motorcycles. The Company is the owner of the U.S. brand “Rawrr.”

NOTE 2 - LIQUIDITY

The Company had a working capital surplus of $25,607 as of December 31, 2025. As of December 31, 2025, the Company’s cash and cash equivalents were $677,435.

The Company’s primary need for liquidity stems from its need to fund working capital requirements of the Company’s businesses, its capital expenditures and its general operations, including debt repayment. The Company has historically financed its operations through short-term and long-term commercial loans, as well as its ongoing operating activities by using funds from operations, external credit or financing arrangements.

NOTE 3 - BASIS OF PRESENTATION

The Company’s financial statements and notes are the representations of the Company’s management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States and have been consistently applied in the Company’s presentation of its financial statements.

NOTE 4 - USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements primarily include, but are not limited to, allowance for doubtful accounts, lower of cost and net realizable value of inventory as well as assessment for impairment of long-lived assets.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

NOTE 5 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Fair Value of Financial Instruments

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the input used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1 — defined as observable inputs such as quoted prices in active markets;

Level 2 — defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3 — defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, other receivables, accounts payable, other payables and accrued liabilities, amount due to a related party, short-term loans, and long-term loans.

The carrying value of cash and cash equivalents, accounts receivable, other receivables, accounts payable, other payables and accrued liabilities, amount due to a related party approximate fair value because of the short-term nature of these items. The estimated fair values of short-term and long-term loans were not materially different from their carrying value as presented due to the brief maturities and because the interest rates on these borrowings approximate those that would have been available for loans of similar remaining maturities and risk profiles. As the carrying amounts are reasonable estimates of fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

(b) Cash and Cash Equivalents

The Company considers highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c) Inventories

Inventories are stated at the lower of cost or net realizable value (market value). Cost consists of the amount paid to acquire the vehicle or part. The cost of remaining inventory items is determined on the basis of weighted average.

Net realizable value is based on estimated selling prices, less selling expenses and any further costs expected to be incurred for completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.

(d) Accounts Receivable

Accounts receivable are recognized and carried at net realizable value. The Company establishes provision for doubtful accounts when there is objective evidence that the Company may not be able to collect due amounts. Management reviews the adequacy of the provision for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The provision is based on management’s best estimates of specific losses on individual customer exposures, as well as historical trends of collections. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is not probable. An allowance for doubtful accounts is recorded for periods in which the Company determines credit losses are probable. In order to measure expected credit losses of the accounts receivable, the Company’s policy is to adopt an aging method by reviewing and analyzing the aging of each customer, especially those with aged balances without any movement, and then assessing their financial conditions and payment plans. On top of the aging analysis, the Company also considers the nature and background of the customers and the probability of recovery of the receivables. Accounts are written off after exhaustive collection efforts. If accounts receivable are to be provided for, or written off, they are recognized in the statement of operations within the operating expenses line item. If accounts receivable previously written off are recovered in a later period or when facts subsequently become available to indicate that the amount provided as an allowance for doubtful accounts was incorrect, an adjustment is made to restate allowance for doubtful accounts.

The Company has agreements or purchase orders signed with customers stating payment terms based on the scale of sales and background of the customers. As of December 31, 2025, the Company had $94,919 of allowance for doubtful accounts, as per the Company management’s judgment based on their best knowledge. The Company conducts annual assessments of the state of the Company’s outstanding receivables and reserves any allowance for doubtful accounts if it becomes necessary.

The table below summarizes the aging of the accounts receivable as of December 31, 2025.

Aging of accounts receivable as of December 31, 2025	Outstanding balance	Subsequent collection(1)
1 to 90 days	$59,207	$47,446
91 to 180 days	104,891	31,908
Over 180 days	88,299	5,797
Over one year	34,265	301
Over two years	60,654	3,650
Total	$347,316	$89,102

(1)	The Company reviewed subsequent collections through July 9, 2026.

(e) Property, Plant and Equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated over the asset’s estimated useful life, using the double-declining balance method. Estimated useful lives are as follows:

Motor vehicles	5 years

The costs and related accumulated depreciation of assets sold or otherwise retired are eliminated from the Company’s accounts and any gain or loss is included in the statements of income. The cost of maintenance and repairs is charged to expenses as incurred, whereas significant renewals and betterments are capitalized.

(f) Revenue Recognition

The Company applies ASC Topic 606 for revenue recognition. The Company recognizes revenue when goods or services are transferred to customers in an amount that reflects the consideration which it expects to receive in exchange for those goods or services. In determining when and how revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (i) identification of contract with customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company generates revenue through the sales of electric off-road motorcycles. The revenue is recognized at a point in time once the Company has determined that the customer has obtained control over the product or the control of the promised services. Control is typically deemed to have been transferred to the customer when the performance obligation is fulfilled, usually at the time of delivery, at the net sales price (transaction price). Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

(g) Income Taxes

The Company accounts for income tax using an asset and liability approach, which allows for the recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to be reversed. The accounting for deferred tax calculation represents the Company management’s best estimate of the most likely future tax consequences of events that have been recognized in our financial statements or tax returns and related future anticipation. A valuation allowance is recorded to reduce the deferred tax assets to an amount that is more likely than not to be realized after considering all available evidence, both positive and negative.

(h) Segments

In accordance with ASC 280-10, Segment Reporting, the Company’s chief operating decision maker (“CODM”), identified as the Company’s Chief Executive Officer, relies upon the results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in the USA, no geographical segments are presented. See Note 18 for further details on operating segments.

(i) Leases

Under ASC Topic 842, the Company determines if an arrangement is a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating lease right-of-use (“ROU”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the operating lease liabilities. Lease expense is recognized on a straight-line basis over the lease term.

Lease terms used to compute the present value of lease payments do not include any option to extend, renew, or terminate the lease that the Company is not reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

(j) Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company, and other parties which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

NOTE 6 - NEW ACCOUNTING PRONOUNCEMENTS

Accounting Pronouncements Adopted

The Company does not believe recently issued accounting standards, if currently adopted, would have a material effect on the balance sheet, statement of operations and cash flows.

Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03 (“ASU 2024-03”), Income Statement-Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2027 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its financial statements and related disclosures.

NOTE 7 - CONCENTRATIONS

(a) Customers

For the year ended December 31, 2025, no customer accounted for more than 10% of the Company’s revenue.

As of December 31, 2025, two customers accounted for 12.5% and 11.2% of the Company’s accounts receivable, respectively.

(b) Suppliers

For the year ended December 31, 2025, one supplier accounted for 96.8% of the Company’s purchases.

As of December 31, 2025, one supplier accounted for 96.5% of the Company’s accounts payable.

NOTE 8 - EARNINGS PER SHARE

The Company calculates earnings per share in accordance with ASC 260, Earnings Per Share, which requires a dual presentation of basic and diluted earnings per share (“Diluted EPS”). Basic earnings per share are computed using the weighted average number of shares outstanding during the reporting period. Diluted earnings per share represent basic earnings per share adjusted to include the potentially dilutive effect of outstanding stock options and warrants (using the treasury stock method).

Diluted earnings per share includes the effect from potential issuance of ordinary shares. There were no potentially dilutive share to be issued during the year ended December 31, 2025.

NOTE 9 - ACCOUNTS RECEIVABLE, NET

Accounts receivable are summarized as follows:

December 31,
2025
Accounts receivable	$347,316
Less: allowance for doubtful accounts	(94,919)
Accounts receivable, net	$252,397

The following table sets forth the movement of provision for doubtful accounts:

Allowance for Doubtful Accounts
BALANCE AT DECEMBER 31, 2024	$124,599
Provision	21,077
Recovery	(8,471)
Write off	(42,286)
BALANCE AT DECEMBER 31, 2025	$94,919

NOTE 10 - INVENTORIES

Inventories are summarized as follows:

December 31,
2025
Finished goods	$4,369,363

NOTE 11 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2025 consisted of the following:

December 31,
2025
At cost:
Motor vehicles	$81,061
Less: Accumulated depreciation	(59,057)
Property, plant and equipment, net	$22,004

Depreciation expenses for the year ended December 31, 2025 were $13,122.

NOTE 12 — OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

December 31, 2025
Customer deposit	$107,781
Other payables	498,260
Total	$606,041

NOTE 13 — LOANS

Loans borrowings consist of the following:

Provider	Issuance Date	Maturity Date	Interest rate	December 31, 2025
Short-term
Jass Motorsports Inc	December 20, 2023	December 31, 2026	4.8%	949,910
Long-term
Xinghua Qi	December 19, 2023	December 31, 2027	5.0%	1,000,000
Total loans				$1,949,910

Short-term loans

The full balance of $949,910 short-term loans relates to an unsecured promissory note entered into with Jass Motorsports on December 20, 2023, with an original maturity date of December 20, 2024. Total interest expense recognized for short-term loans during the period was $45,600. Subsequent to year end, the maturity date was extended from December 20, 2024 to December 31, 2026, pursuant to the loan extension agreement entered between the Company and the Lender on July 30, 2026. See Note 19, Subsequent Events.

Long-term loans

The full balance of $1,000,000 long-term loans relates to an unsecured promissory note entered into with Xinghua Qi on December 19, 2023, with an original maturity date of December 18, 2024. Total interest expense recognized for long-term loans during the period was $50,000.

As of December 31, 2024, Xinghua Qi was a 50% shareholder of ACES Holding LLC. ACES Holding LLC was a 25% shareholder of Rawrr. As such, Xinghua Qi indirectly held 12.5% equity interest in Rawrr.

On July 10, 2025, all of ACES Holding LLC’s shares in Rawrr were transferred to other entities. Therefore, ACES Holding LLC was no longer a related party of the Company as of December 31, 2025.

Subsequent to year end, the maturity date was extended from December 18, 2024 to December 31, 2027, pursuant to the loan extension agreement entered between the Company and the Lender on July 30, 2026. See Note 19, Subsequent Events.

NOTE 14 — RELATED PARTY BALANCES AND TRANSACTIONS

(a) Transactions with a related party

Transactions with a related party consist of the following:

Name	Nature	Year Ended December 31, 2025
Fantastic 78 Inc. (i)	Assembling Service	$89,785
	Customer Services	88,000
	Rent & Lease	42,000
	Total	219,785

(b) Balance with related party

Amount due to a related party consists of the following:

Name	December 31, 2025
Amount due to a related party:
Fantastic 78 Inc. (i)	$8,000
Total	$8,000

The balance due to a related party is unsecured, interest-free, and due upon receipt of invoice. Based on the repayment terms, the balance is classified as a current liability.

(i)	Fantastic 78 Inc. is managed by Mr. Kevin Ma as the Director, CEO, and CFO. Mr. Kevin Ma is an 11% shareholder of the Company as of December 31, 2025.

(c)	Other Related Parties

The Company has a $1,000,000 long-term loan due to Xinghua Qi as of December 31, 2025. As of December 31, 2024, Xinghua Qi was a 50% shareholder of ACES Holding LLC. ACES Holding LLC was a 25% shareholder of Rawrr. As such, Xinghua Qi indirectly held 12.5% equity interest in Rawrr. On July 10, 2025, all of ACES Holding LLC’s shares in Rawrr were transferred to other entities. Therefore, ACES Holding LLC was no longer a related party of the Company as of December 31, 2025. Of the total interest expense recognized of $50,000 as of December 31, 2025, $26,164 was interest related to the related party incurred in the period prior to ACES Holding LLC transferring its shares of the Company on July 10, 2025. See Note 13, Loans.

NOTE 15 — LEASES

The Company has entered into a lease for office accommodation, with a term of 46 months from February 2, 2023 to December 3, 2026. As of December 31, 2025, the remaining lease term is approximately 11 months, and average annual lease payment is $42,000. The Company recorded operating lease assets and operating lease liabilities on February 2, 2023 and a discount rate of 7.75%. The lessor under this office lease is a related party of the Company. The related party relationship and this lease transaction are also disclosed in Note 14.

The following table provides a summary of leases as of December 31, 2025:

Assets/Liabilities	December 31, 2025
Assets
Right-of-use assets	$37,288

Liabilities
Lease liability – current	$37,288
Lease liability – non-current	-
Total	$37,288

The operating lease expenses for the year ended December 31, 2025 were as follows:

Lease Expense	December 31, 2025
Operating lease cost paid excluding short-term lease expense	$42,000

Maturities of operating lease liabilities as of December 31, 2025 were as follows:

Maturity of Lease Liabilities	Operating Leases
12 months ending December 31,
2026	$37,288
2027	-
Total lease payments	37,288

NOTE 16 - TAXES

The Company is subject to U.S. federal corporate income tax, and also the applicable California corporate tax rate. Income tax expense for the year ended December 31, 2025 is summarized as follows:

For Year Ended December 31, 2025
Current:
Federal:	$28,698
State:	-
Deferred:
Federal	-
State:	-
Income tax expense	$28,698

Under ASC 740 guidance relating to uncertain tax positions, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2025, the Company did not have any liability for unrecognized tax benefits.

As of December 31, 2025, the company had a net operating loss (“NOL”) carryforward of approximately $0.55 million available to reduce future taxable income, if any, for income tax purposes. As of December 31, 2025, the Company has recorded an allowance for the NOL carryforwards.

The Company files income tax returns with the U.S. Internal Revenue Service (“IRS”) and those states where the Company has operations. The Company is subject to U.S. federal or state income tax examinations by the IRS and relevant state tax authorities. During the periods open to examination, the Company has net operating loss carry forwards (“NOLs”) for income tax purposes that have attributes from closed periods. Since these NOLs may be utilized in future periods, they remain subject to examination. As of December 31, 2025, the Company was not aware of any pending income tax examinations by U.S. tax authorities. The Company records interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2025, the Company has no accrued interest or penalties related to uncertain tax positions.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

On February 21, 2025, two individual claimants filed a civil lawsuit against Rawrr in the Superior Court of California, County of Los Angeles. The plaintiffs allege general negligence and loss of consortium related to an e-motorcycle incident. The Company believes it has meritorious defenses to the claims asserted and intends to defend the litigation vigorously while simultaneously evaluating and exploring reasonable settlement opportunities. The matter is currently in the discovery phase, and no amounts have been recorded for any potential liability. The Company believes that given the inherent uncertainties of litigation and because discovery is still ongoing, it is not possible at this time to evaluate the likelihood of an unfavorable outcome or to reasonably estimate the amount or range of any potential loss associated with this matter.

On February 27, 2025, a group of claimants filed a lawsuit against Rawrr, Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida. The plaintiffs allege claims of negligence, breach of implied warranty of merchantability, and products liability arising from an e-bike battery that allegedly caused a fire. The Company is actively contesting the lawsuit and intends to defend vigorously. While mediation has been discussed, it is not yet scheduled. No amounts have been accrued for any potential liability. The Company believes that the likelihood of loss is reasonably possible at this time. Although the exact loss is not finalized due to pending discovery and upcoming depositions, an estimate of the potential exposure can be made. The estimated loss is $1,527,163 claimed by plaintiffs, and $694,227 in subrogation.

NOTE 18 - SEGMENT REPORTING

The Company has one operating segment. The Company’s revenue and long-lived assets are primarily derived from and located in the U.S.

The following table sets forth disaggregation of revenue:

Year Ended December 31, 2025
Sales Revenue
Primary geographical markets
U.S.	$15,656,224

Major products and services
Off-road vehicles and associated parts	$15,656,224

Timing of revenue recognition
Products transferred at a point in time	$15,656,224

NOTE 19 - SUBSEQUENT EVENTS

The Company evaluated subsequent events from [December 31, 2025 through September 25, 2026] which is the date the financial statements were issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements other than as disclosed below.

Rawrr was acquired by Kandi Technologies Group, Inc., with the acquisition announced on December 11, 2025. Pursuant to the resolution on September 30, 2025, the board of directors of the Kandi Technologies Group, Inc. approved issuance of 17.7 million of its ordinary shares with par value of $0.001 each to shareholders of Rawrr for an aggregate amount of $23.9 million at a price of $1.35 per share. The closing was completed on February 6, 2026.

Subsequent to December 31, 2025, the Company extended two loans, signed July 30, 2026. These extensions related to $1,000,000 and $949,910 of loans with maturity dates extended from December 18, 2024 to December 31, 2027, and December 20, 2024 to December 31, 2026, respectively.